SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 5969 CTEODORO@SIDLEY.COM

July 8, 2021

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Brent J. Fields, Acting Deputy Director and Chief Counsel, Division of Investment Management

Re:	Public Sector Pension Investment Board (File No. 812-15241)

Dear Mr. Fields:

Please be advised that Public Sector Pension Investment Board is withdrawing its application for exemptive relief under Section 6(c) of the Investment Company Act of 1940, as amended, that was filed with the Securities and Exchange Commission on June 25, 2021 on Form 40-APP (the “June 2021 Filing”).   The June 2021 Filing was erroneously filed as an APP rather than an APP/A and is being re-filed as an APP/A.

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Please do not hesitate to contact the undersigned (212-839-5969) with any comments or questions you might have.

Very truly yours,

/s/ Carla G. Teodoro
Carla G. Teodoro

cc:  Kyle Ahlgren

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.